Suares & Associates

833 Flatbush Avenue

Suite 100

Brooklyn, NY 11226

dsuares@suaresassociates.com

(718) 622-8450

(718) 282-3113 (fax)

November 14, 2019

Paul Fischer

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands Inc. Offering Circular on Form 1-A Filed on October 21, 2019 File no. 024-11053

Dear Attorney Fischer:

On behalf of DNA Brands, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 3, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Cover Page

1.	The termination date of the offering and circumstances under which you will terminate the offering are inconsistent between the offering circular cover page and Plan of Distribution section on page 73. Please revise so the disclosure is consistent.

Business Overview, page 3

2.	We note your response to our prior comment two. If the financing to which you refer in your revised disclosures refers to the noteholders' non-binding verbal agreement not to foreclose on certain notes, please revise to so state. When you revise, explain how this agreement not to foreclose allows the company to purchase cars for its intended business operations. Also disclose, if true, that because the agreement not to foreclose is non- binding, any departure from the agreement would likely have a material impact on the company and its operations.

So revised.

Liquidity and Plan of Operations, page 42

3.	We note your response to our prior comment six, and reissue the comment in part. Please revise to clarify, as you do in your response, that all of the company's debt is now in default, disclosing the amount as of your most recent financial statement period. Please provide a discussion of how you intend to meet your current cash needs, including debt obligations, when you do not plan to use any potential proceeds from the offering to meet these obligations.

So revised.

Indebtedness, page 60

4.	We note your response to our prior comment ten, but are unable to see where you have made revisions in response to the comment. Please advise or revise.

Financial Statements , page F-2

5.	For interim financial statements as of June 30, 2019, please present the income statement and cash flow statement of the corresponding period of the preceding fiscal year. Please refer to (b)(5)(i) of Part F/S.

Attached

6.	We note your response to our prior comment 13. As previously requested, please present the statement of changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent balance sheet. Please Refer to Form 1-A Part F/S (b)(4).

Attached

7.	We note your response to our prior comment 14. Please present the beginning and ending cash balances for the year ended December 31, 2017 and reconcile the ending cash balances to the corresponding balance sheet amount,

Attached

General

8.	In prior comment 15, we requested that you consistently refer to the number of shares you are offering, which, according to the offering circular cover page, is a maximum of 125 million shares. In response, you state that the number has been corrected in the subscription agreement and in Part I. However, you did not refile the subscription agreement to revise the statement in section 1(d) that the aggregate number of securities sold for the company shall not exceed 250,000,000 shares, nor did you revise Part I, Item 4 of Form 1-A to disclose that you are offering 125 million shares rather than 2.5 million shares. Please revise or advise.

Revised.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me at (718) 622-8450 or the fax number given above.

Sincerely,

/s/ Donnell Suares

Donnell Suares, Esq.

DNA BRANDS, INC. CONVERTIBLE DEBT SCHEDULE
Investor	ORIGINAL	REMAINING	DATE	Days Outstanding	Interest/ payment	Approx Accrued Interest payable
	NOTE	NOTE AMOUNT

Carleo	$50,000.00	$100,000.00	6/8/2013	2072	6.00%	17,030.14

Ehrenwerth	$20,000.00	$40,000.00	6/17/2013	2063	6.00%	6,782.47

Engers	$5,000.00	$5,000.00	11/30/2017		2X	0.00

Gibson	$5,000.00	$5,000.00	12/4/2017		2X	0.00

Goodman	$100,000.00	$80,000.00	12/15/2017	421	5.00%	5,767.12

Grimm	$10,000.00	$20,000.00	6/14/2013	1976	6.00%	3,248.22

GPL Ventures	$16,000.00		5/9/2019		6.00%
	$25,000.00		6/5/2019		6.00%

Nelson	$15,000.00	$30,000.00	6/14/2013	2065	6.00%	5,091.78

Romich	$10,000.00	$10,000.00	12/13/2017		2X	0.00

Rosen	$4,000.00	$4,000.00	11/29/2017		2X	0.00

Rutherford	$150,000.00	$280,000.00	5/18/2013	1093	6.00%	26,950.68
	$20,000.00	NIL	11/24/2017	407	2x	0.00
	$100,000.00	$100,000.00	1/12/2019
	$30,000.00		5/7/2019
	$10,000.00		10/6/2019		8.75%

COVENTRY	$75,000.00	$0.00	6/10/2014	1705	8.00%
	$30,000.00	$30,000.00	10/7/2014	1586	8.00%	10,428.49

ICONIC/ Tangiers	$110,000.00	$110,000.00	3/14/2014	1793	5.00%	27,017.81
	$25,000.00	$25,000.00	4/26/2016	1019	10.00%	6,979.45

LG	$38,500.00	$38,500.00	5/2/2014	1354	8.00%	11,425.53

Andrew Telsey	$30,000.00	$30,000.00	2/1/2016	2004	8.00%	13,176.99

Darren Marks	$25,000.00	$25,000.00	1/14/2014	1852	8.00%	10,147.95
	$50,000.00	$50,000.00	1/14/2014	1852	8.00%	20,295.89
	$70,500.00	$70,500.00	2/1/2016	2004	8.00%	30,965.92

Melvin Leiner	$50,000.00	$50,000.00	1/14/2014	1852	8.00%	20,295.89
	$106,632.70	$106,632.70	2/1/2016	2004	8.00%	46,836.59

Barry Romich Trust	$50,000.00	$50,000.00	8/13/2018	228	12.00%	3,747.95
Romich Foundation	$50,000.00	$50,000.00	8/13/2018	228	0.00%	0.00
GPL Ventures	$16,000.00	$16,000.00	5/9/2019	95	8.75%	364.38
GPL ventures	$25,000.00	$25,000.00	6/5/2019	64	8.75%	383.56

Adrian P McKenzie	$246,000.00	$246,000.00		835	9.75%	54,869.79
	$20,000.00	$20,000.00	6/31/19		8.75%	0.00
	$37,500.00		9/30/19		8.75%

Heidi Michitsch	$100,000.00	$100,000.00	5/25/2017		8.75%	0.00
	$6,000.00	$6,000.00		405	8.75%	582.53

APPROX Total Debt outstanding	$1,731,132.70					$1,722,632.70

Note: Remaining note balances does not include default interest and or any penalties.